EXHIBIT 12.1

CRT PROPERTIES, INC.
Ratio of Earnings to Fixed Charges
(In Thousands except Ratios)

	(For the Years Ended December 31,)
	2004	2003	2002	2001	2000
EARNINGS:
Net Income	$15,902	$16,691	$16,423	$73,223	$27,153

Adjustments:
Income tax (benefit) provision	—	(94)	(413)	684	(21)
Minority Interest	124	—	20	1,044	1,156
Equity in earnings of unconsolidated subsidiary	—	—	—	(81)	(645)
Interest Expense	30,573	27,784	23,252	25,204	27,268
Amortization of loan costs	1,669	1,465	1,893	908	888
Distributed income of equity investees	—	—	2,750	—	438
Interest capitalized	—	—	—	(207)	(1,059)
Gain on sale of assets	(211)	(573)	(21)	(39,189)	(6,015)
Earnings	$48,057	$45,273	$43,904	$61,586	$49,163

FIXED CHARGES:
Dividends on preferred stock	$6,352	$1,995	$—	$—	$—
Interest Expense	30,573	27,784	23,252	25,204	27,268
Interest Capitalized	—	—	—	207	1,059
Amortization of loan costs	1,669	1,465	1,893	908	888
Total Fixed Charges	$38,594	$31,244	$25,145	$26,319	$29,215

RATIO OF EARNINGS TO FIXED CHARGES	1.25	1.45	1.75	2.34	1.68

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